Exhibit 99.1

Merus Strengthens Executive Management Team with the Appointment of John Crowley as

Chief Financial Officer

Former CFO Shelley Margetson Elevated to Chief Operating Officer

UTRECHT, The Netherlands, November 3, 2016 — Merus N.V. (NASDAQ:MRUS), a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, today announced the appointment of John Crowley as Chief Financial Officer. In this position, Mr. Crowley will lead Merus’ finance function reporting to Dr. Ton Logtenberg, Chief Executive Officer of Merus. He will be based in Cambridge, Massachusetts. Former Chief Financial Officer, Ms. Shelley Margetson has been elevated to Chief Operating Officer.

“John brings strong financial acumen, global biotech operational experience and leadership capabilities to Merus during an important time in the Company’s evolution,” said Dr. Logtenberg. “We look forward to his contributions as a member of the executive leadership team as we expand our US footprint, and execute our development strategy for our Biclonics platform.”

Dr. Logtenberg continued, “I would also like to thank Shelley for her exceptional performance as our Chief Financial Officer and her critical role in our successful initial public offering on the NASDAQ exchange last May. Her high degree of performance and commitment fully justifies her new role.”

“I am excited to join Merus at its current phase of development and to work closely with its global executive team,” said Mr. Crowley. “The Company has made significant progress in advancing its two lead compounds into the clinic, establishing collaborations with international companies and successfully completing a public offering to support the development of its clinical programs. I look forward to helping to navigate the Company towards its next milestones.”

Mr. Crowley has over 20 years of global biotechnology financial and operational experience. Most recently, he served as Corporate Senior Vice President, Corporate Controller and Chief Accounting Officer of Charles River Laboratories. Previously, he served as the Vice President, Corporate Controller and Chief Accounting Officer at Ironwood Pharmaceuticals and held senior corporate finance positions at Vertex Pharmaceuticals and Sunovian Pharmaceuticals, Inc. Mr. Crowley is a Certified Public Accountant and graduated Summa Cum Laude from Babson College with B.S. degrees in both Economics and Accountancy.

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative full length human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics® are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical studies to have several of the same features of conventional monoclonal antibodies, such as long half-life and low immunogenicity. Merus’ lead bispecific antibody candidate, MCLA-128, is being evaluated in a Phase 1/2 clinical trial in Europe as a potential treatment for HER2-expressing solid tumors. Merus’ second bispecific antibody candidate, MCLA-117, is being developed in a Phase 1/ 2 clinical trial in patients with acute myeloid leukemia. The Company also has a pipeline of proprietary bispecific antibody candidates in preclinical development, including MCLA-158, which is designed to bind to cancer stem cells and is being developed as a potential treatment for colorectal cancer and other solid tumors, and Biclonics® designed to bind to various combinations of immunomodulatory molecules, including PD-1 and PD-L1.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the impact of management personnel on our business, our expansion into the United States and execution of our business strategy, and the treatment potential for bispecific antibody candidates.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: we have incurred significant losses, are not currently profitable and may never become profitable; our need for additional funding, which may not be available and which may require us to restrict out operations or require us to relinquish rights to our technologies or bispecific antibody candidates; potential delays in regulatory approval, which would impact the ability to commercialize our product candidates and affect our ability to generate revenue; the unproven approach to therapeutic intervention of our Biclonics® technology; potential difficulties in validating and developing companion diagnostics, which could harm our development strategy; our limited operating history; economic, political, regulatory and other risks involved with international operations; exchange rate fluctuations or abandonment of the euro currency; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential adverse public reaction to the use of cancer immunotherapies; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our potential exposure to costly and damaging liability claims; post-marketing restrictions or withdrawal from the market; failure to obtain marketing approval internationally; compliance with environmental, health, and safety laws and regulations; anti-kickback, fraud, abuse, and other healthcare laws and regulations exposing us to potential criminal sanctions; recently enacted or future legislation; failure to compete successfully against other drug companies; potential competition from other drug companies if we fail to obtain orphan drug designation or maintain orphan drug exclusivity for our products; the possibility that governmental authorities and health insurers may not establish adequate reimbursement levels and pricing policies to support our products; the potential failure of our product candidates to be accepted on the market by the medical community; our lack of experience selling, marketing and distributing products and our lack of internal capability to do so; potential competition from biosimilars; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts; protection of our proprietary technology; our patents being found invalid or unenforceable; potential lawsuits for infringement of third-party intellectual property; adequate protection of our trademarks; our potential failure to obtain extensions of the terms of patents covering our products; potential difficulties protecting our intellectual property rights in certain jurisdictions; changes in United States patent law; protection of the confidentiality of our trade secrets; claims asserting that we or our employees misappropriated a third-party’s intellectual property or otherwise claiming ownership of what we regard as our intellectual property; compliance with patent regulations; potential system failures; our ability to attract and retain key personnel; managing our growth could result in difficulties; the price of our common stock may fluctuate substantially; certain of our shareholders and members of our management board own a majority of our outstanding shares and exercise significant control over us; a significant portion of our total outstanding shares are eligible to be sold into the market; provisions of our Articles of Association or Dutch corporate law might deter favorable acquisition bids for us or prevent a beneficial change of control; we may lose our foreign private issuer status and incur significant expenses as a result; and unfavorable or lacking analyst research or reports might cause the price of our common shares to decline.

These and other important factors discussed under the caption “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission, or SEC, on May 20, 2016 relating to our Registration Statement on Form F-1, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Contacts:

Merus N.V.

Shelley Margetson – s.margetson@merus.nl

+31 (0)30 253 8800

Argot Partners

Kimberly Minarovich – kimberly@argotpartners.com

1-212-600-1902